GraniteShares ETF Trust

222 Broadway, 21st Floor

New York, NY 10038

July 31, 2024

Via Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares ETF Trust
Registration Statement on Form N-1A
Filed July 17, 2024
File Nos. 333-214796, 811-23214
Accession No. 0001493152-24-028242

Dear Sir or Madam:

On behalf of GraniteShares ETF Trust, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 46 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001493152-24-028242). The Amendment was filed on July 17, 2024 pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of making certain revisions to series of the Trust that are not yet operational. The Trust requests this withdrawal because it has determined that it would more appropriate to file the Amendment pursuant to Rule 485(a)(2). No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. The Registrant’s CIK number is 0001689873.

It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to Andrew Davalla of Thompson Hine LLP, counsel to the Trust at (216) 566-5706.

Very truly yours,

/s/ William Rhind
William Rhind
President
GraniteShares ETF Trust